                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 12

                                       to


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                        CATELLUS DEVELOPMENT CORPORATION
                        --------------------------------
                           (Name of Subject Company)


                         Common Shares, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                  149-111-106
                              -------------------
                                 (CUSIP Number)


                        Sheryl Pressler
                        Chief Investment Officer
                        California Public Employees'
                          Retirement System
                        Lincoln Plaza, 400 "P" Street
                        Sacramento, California 95814
                           Tel. No. (916) 326-3828
                         ---------------------------
                     (Name, Address and Telephone Number of
                         Persons Authorized to Receive
                          Notices and Communications)


                                December 2, 1997
                         -----------------------------
                         (Date of Event Which Requires
                           Filings of this Statement)




                               Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 149-111-106                                         Page 2 of 5 Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                California Public Employees' Retirement System
                I.R.S. I.D. No. 94-620-7465
-----------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                        (b) [ ]
-----------------------------------------------------------------------------------------------
  3     SEC USE ONLY

-----------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
                OO
-----------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                   [ ]
        TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
                California
-----------------------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
                                18,782,250
  NUMBER OF     -------------------------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY                    0
  OWNED BY      -------------------------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING                      18,782,250
PERSON WITH     -------------------------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                0
-----------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                18,782,250
-----------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*              [ ]

-----------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                17.6%
-----------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
                EP
-----------------------------------------------------------------------------------------------




                               Page 2 of 5 Pages

         This Amendment No. 12 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a government employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 12 have the meanings given to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds.

         Item 3 is amended by adding to the end thereof the following information:

         On December 2, 1997, pursuant to the closing of transactions contemplated by that certain Underwriting Agreement (the "Underwriting Agreement") dated November 25, 1997, among CalPERS, the Issuer, and Morgan Stanley & Co., Inc. on behalf of itself and the several Underwriters named in
Schedule I to the Underwriting Agreement and Morgan Stanley & Co. International Limited on behalf of itself and the several Underwriters named in Schedule II to the Underwriting Agreement, CalPERS sold 18,975,000 shares of the Issuer's Common Stock held by CalPERS (the "Shares"). Included within the Shares were 2,475,000 shares of Common Stock sold pursuant to the Underwriters' exercise in full on December 1, 1997 of an overallotment option granted to them in the Underwriting Agreement. The Underwriters purchased the Shares from CalPERS at a purchase price of $17.145 per share which resulted in total proceeds to CalPERS of $325,326,375, less $500 which was paid to First Chicago Trust Company of New York (the "Custodian") to reimburse it for certain expenses incurred while acting as the Custodian of the Shares pursuant to that certain Custody Agreement between CalPERS and the Custodian dated November 25, 1997.

Item 4.  Purpose of the Transaction.

         Item 4 is amended by adding to the end thereof the following information:

         On December 2, 1997, pursuant to the closing of transactions contemplated by the Underwriting Agreement, CalPERS sold to the several Underwriters named therein a total of 18,975,000 shares of the Issuer's Common Stock held by CalPERS (the "Shares"). Included within the Shares were 2,475,000 shares of Common Stock sold pursuant to the Underwriters' exercise in full on December 1, 1997 of an overallotment option granted to them in the Underwriting Agreement. The Underwriters purchased the Shares from CalPERS at a purchase price of $17.145 per share which resulted in total proceeds to CalPERS of $325,326,375, less $500 which was paid to the Custodian to reimburse the Custodian for expenses incurred in connection with the performance of its duties under the Custody Agreement. After the sale of the Shares, CalPERS holds a total of 18,782,250 shares of the Issuer's Common Stock or 17.6% of such class.



                               Page 3 of 5 Pages

Item 5.  Interest in Securities of Issuer.

         Item 5 is amended by adding to the end thereof the following information:

         On December 2, 1997, pursuant to the closing of transactions contemplated by the Underwriting Agreement, CalPERS sold to the several Underwriters named therein a total of 18,975,000 shares of the Issuer's Common Stock held by CalPERS (the "Shares"). Included within the Shares were 2,475,000 shares of Common Stock sold pursuant to the Underwriters' exercise in full on December 1, 1997 of an overallotment option granted to them in the Underwriting Agreement. The Underwriters purchased the Shares from CalPERS at a purchase price of $17.145 per share which resulted in total proceeds to CalPERS of $325,326,375, less $500 which was paid to the Custodian to reimburse the Custodian for expenses incurred in connection with the performance of its duties under the Custody Agreement. After the sale of the Shares, CalPERS holds a total of 18,782,250 shares of the Issuer's Common Stock or 17.6% of such class.

Item 6. Contracts Arrangements, Understandings Where Relationship With Respect to Securities of the Issuer.


         Item 6 is amended by adding to the end thereof the following information:

         On December 2, 1997, pursuant to the closing of transactions contemplated by the Underwriting Agreement, CalPERS sold to the several Underwriters named therein a total of 18,975,000 shares of the Issuer's Common Stock held by CalPERS (the "Shares"). Included within the Shares were 2,475,000 shares of Common Stock sold pursuant to the Underwriters' exercise in full on December 1, 1997 of an overallotment option granted to them in the Underwriting Agreement. The Underwriters purchased the Shares from CalPERS at a purchase price of $17.145 per share which resulted in total proceeds to CalPERS of $325,326,375, less $500 which was paid to the Custodian to reimburse the Custodian for expenses incurred in connection with the performance of its duties under the Custody Agreement. After the sale of the Shares, CalPERS holds a total of 18,782,250 shares of the Issuer's Common Stock or 17.6% of such class.




                               Page 4 of 5 Pages

                                   SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 3, 1997                    CALIFORNIA PUBLIC EMPLOYEES'
                                          RETIREMENT SYSTEM




                                          By: /s/ SHERYL PRESSLER
                                              ---------------------------
                                              Sheryl Pressler
                                              Title: Chief Investment Officer











                               Page 5 of 5 Pages